SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MassRoots, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

57630J106
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57630J106	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

Cavalry Fund I LP
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		38,388,268 (1)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

38,388,268 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,388,268 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%(2)
12	TYPE OF REPORTING PERSON
OO

(1)

Consists of 19,200,020 shares of the issuer’s common stock held by the Reporting Person (as defined below) and shares of the issuer’s common stock issuable upon conversion of convertible promissory notes. Conversion of the notes is limited to the extent the Reporting Person would own over 9.99% of the shares of the issuer’s common stock outstanding as a result of a 9.99% blocker (“Blocker”) contained therein. If not for the Blocker, the Reporting Person would beneficially own significantly more than 9.99%.

(2)	Based on 384,266,948 shares of common stock outstanding as of December 31 2019.

CUSIP No. 57630J106	13G	Page 3 of 5 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

MassRoots, Inc., a Delaware corporation (the “Issuer”).

(b)	Address of Issuer:

The address of the principal executive offices of the Issuer is 100 W Broadway, Office 04-109, Long Beach, CA 90802.

Item 2. Identity and Background.

(a)	Name of Person Filing:

The person filing this statement (the “Reporting Person”) is Cavalry Fund I LP.

(b)	Address of Principal Business Office or, if none, Residence:

The address for each Reporting Person is 61 Kinderkamack Road, Woodcliff Lake, NJ 07677.

(c)	Citizenship or Place of Organization:

United States

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number:

57630J106

Item 3.

Not applicable.

CUSIP No. 57630J106	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

(b)	The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 384,266,948 shares of Common Stock outstanding as of December 31, 2019.

(c)

Cavalry Fund I Management LLC is the general partner of the Reporting Person, and Thomas Walsh is the Manager of Cavalry Fund I Management LLC. As such, Cavalry Fund I Management LLC and Mr. Walsh may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 38,388,268 shares of Common Stock. To the extent Mr. Walsh is deemed to beneficially own such shares, Mr. Walsh disclaims beneficial ownership of these securities for all other purposes.

(d)

The Reporting Person is a beneficial owner of 19,100,020 shares of Common Stock and as well as shares of Common Stock underlying convertible promissory notes (the “Convertible Notes”). Pursuant to the terms of the Convertible Notes, the Reporting Person cannot convert the Convertible Notes if the Reporting Person would beneficially own, after such conversion, more than 9.99% of the outstanding shares of the Issuer’s Common Stock (the “9.99% Blockers”). The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page give effect to the 9.99% Blockers. Consequently, at this time, the Reporting Person is not able to convert all of the Convertible Notes due to the 9.99% Blockers.

Item 5.

Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 57630J106	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Cavalry Fund I LP

	By:	Cavalry Fund I Management LLC, General Partner

February 13, 2020	By:	/s/ Thomas Walsh
Thomas Walsh, Manager